Top KingWin Limited

Room 1304, Building No. 25, Tian’an Headquarters Center,

No. 555 North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, China

January 14, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rucha Pandit and Dietrich King

Re:	Top KingWin Ltd
Registration Statement on Form F-3 Filed November 6, 2024
File No. 333-283030

Dear Rucha Pandit and Dietrich King:

Top KingWin Limited (the “Company”, “WAI,” “we”, “us” or “our”) hereby provide a response to the comments issued in a letter dated January 6, 2025 (the “Staff’s Letter”) regarding the Company’s Form F-3 originally filed on November 6, 2024 (the “F-3”). Contemporaneously, we are filing an amendment to the F-3 via Edgar (the “Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1. We note your revised disclosure in response to prior comment 3 and reissue it in part. In this regard, we note that “Top KingWin Ltd (“Top KingWin,” the “Company,” “we,” or “us”) is a holding company incorporated under the laws of Cayman Islands.” However, we also note that pages ii and iii indicate that references to ““we,” “us,” “our company,” “our,” the “Company” and “Top KingWin” refer to Top KingWin Ltd, a Cayman Islands company, and its subsidiaries (emphasis added).” Please revise the prospectus to consistently disclose how you will refer to the holding company and subsidiaries.

Response: In response to the Staff’s comment, we amended the language on pages ii and iii to clarify that “we,” “us,” “our company,” “our,” the “Company” and “Top KingWin” refer to Top KingWin Ltd, a Cayman Islands company; except that when describing the consolidated financial information, definitions of such terms also include the Company’s subsidiaries.

2. We note your response to prior comment 6 and reissue it. Please amend your disclosure here and in the summary of risk factors section to clearly state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions in the summary of risk factors and risk factors sections.

Response: In response to the Staff’s comment, we amended the disclosure on the prospectus cover page and Summary of Risk Factors on page 7 of the prospectus and added a cross-reference to the pertinent risk factor disclosed in the Form 20-F for the fiscal year ending December 31, 2023, filed on April 30, 2024.

3. We note your revised disclosure in response to prior comment 7 and reissue it in part. In this regard, we note your representations that you “may encounter difficulties in our ability to transfer cash within our organization in the future” and that “the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China.” Please revise your disclosure here and elsewhere as appropriate to more clearly discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors.

Response: In response to the Staff’s comment, we amended the disclosure on the prospectus cover page and in the Prospectus Summary on page 5 of the prospectus.

Permissions and Approvals from the PRC Authorities, page 3

4. We note your disclosure that “[a]s of the date of this prospectus, we and our PRC operating entities have received from PRC authorities all requisite licenses, including business licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and no such permission or approval has been denied.” Please revise to explain how you arrived at this conclusion and the basis for your conclusion.

Response: In response to the Staff’s comment, we amended the disclosure on page 3 of the prospectus.

Prospectus Summary

Business Overview, page 5

5. We note your response to comment 10 and reissue it. Please revise this section to clearly disclose that the company uses a structure that involves subsidiaries in Hong Kong and China and what that entails. Describe how this type of corporate structure may affect investors and the value of their investment, including how and why it may be less effective than direct ownership. Additionally, please identify the entity (including the domicile) in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Lastly, please revise the diagram of the company’s organizational structure on page 2 to identify the shareholders who are affiliates and their percentage shareholdings in Top KingWin Ltd, as well as the aggregate holdings of the non-affiliated shareholders.

Response: In response to the Staff’s comment, we amended our disclosure in the Business Overview on page 5 of the prospectus and updated the organizational structure chart on page 6 of the prospectus.

Summary of Risk Factors

Risks Related to Doing Business in China, page 6

6. We note your revised disclosure in response to prior comment 11 and reissue it in part. Please revise to clearly identify the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Lastly, please ensure that each summary risk factor related to your operations in China is accompanied by a cross-reference (title and page) to the relevant individual detailed risk factor.

Response: In response to the Staff’s comment, we amended our disclosure in the Summary of Risk Factors on page 7 and in the Risk Factors section on page 10 of the prospectus, by consolidating two pertinent risk factors into one.

General

7. We note your disclosure here and throughout the prospectus that you have been “advised by [y]our PRC counsel” regarding various regulatory permissions and approvals. Please clarify whether relying on counsel’s “advice” is the same as relying on counsel’s “opinion.” If so, please revise in all applicable areas to specifically state that the company has relied on the opinion of counsel.

Response: In response to the Staff’s comment, we have revised the language of “[a]s advised by our PRC counsel” throughout this Amendment to “according to the opinion of our PRC counsel.”

For any further comments, please reach out to our counsel at Hunter Taubman Fischer & Li LLC, Joan Wu, Esq. at jwu@htflawyers.com or 212-530-2208.

Very truly yours,

/s/ Ruilin Xu
Ruilin Xu Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC

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